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                                                               EXHIBIT 99.(k)(b)



                        EATON VANCE PRIME RATE RESERVES

                       Administration Agreement Amendment


                  Pursuant to Section 7 (Amendments to the Agreement) of the existing Administration Agreement between the undersigned, the parties agree that upon investment of substantially all of the assets of the Fund in another investment company with substantially the same investment objective, policies and restrictions as the Fund, Section (compensation of the Administrator) shall be amended by the addition of the following two sentences to the first paragraph of such Section: "Upon and after the investment by the Fund of substantially all of its assets in another investment company with substantially the same investment objective, policies and restrictions as the Fund, the Fund shall pay to the Administrator on the last day of each month a fee equal to 1/48 of 1% of that portion of the average daily gross assets of such other investment company throughout the month which is attributable to the Fund's interest in such other investment company. In calculating the gross assets of such other investment company, all liabilities of the other investment company shall be deducted except the principal amount of any indebtedness for money borrowed including debt securities issued by the other investment company."

EATON VANCE PRIME RATE RESERVES             EATON VANCE MANAGEMENT


By: /s/ James B. Hawkes                     By: /s/ H. Day Brigham Jr.








October 24, 1994